FREEGOLD VENTURES LIMITED

For Immediate Release

                                                           www.freegoldventures.com

Freegold Ships First Gold Concentrates from Golden Summit and Continues to Expand Western Mineralized Zones

September 18, 2008 (Vancouver, BC) – Freegold Ventures Limited (TSX: ITF, OTCBB: FGOVF, Frankfurt: FR4) is pleased to announce that is has shipped its first gold concentrates from its Golden Summit project to the Sunshine Precious Metals Refinery in Kellogg, Idaho, and that additional gold concentrates will continue to be shipped through the balance of the bulk sample processing season this fall.

The Company is also pleased to announce further results from its Phase 2, 40,000 foot, 2008 RAB drilling program, where shallow exploration drilling in the western portion of the Cleary Hill area is continuing to intersect and expand zones of bulk tonnage gold mineralization.  Phase 1 step out drilling in this western Tolovana area was conducted last year, and short drill fences 6 to 8 and 15 to 17 were able to trace an individual shear zone (Scheuyemere) across the Tolovana area which trended directly towards the central part of the 1,200 foot wide area of gold mineralization last delineated to the east in Fence 5.  The RAB drilling conducted in this area this year was designed to test the areas to the north and south of this individual shear zone.  As was reported in April, drilling from the first fences (Fences 6 North and 17) successfully identified new bulk tonnage zones extending to the north of the Scheuyemere shear zone.  All of the assays from the 46, 75-foot deep holes in Fence 6 North, which covered an 850 foot extension to the north averaged 0.52 g/t, which compares favorably with the current reported reserve grade of the nearby Fort Knox mine of 0.50 g/tonne.

The latest fences in this program (Fences 20, 6 South, 19 Extension and 18 South) tested both the southern extent of mineralization in the Tolovana area and in the area between Tolovana and Cleary Hill.  A map showing the locations of all of the drill fences in the Cleary Hill area at Golden Summit can be found at  http://www.freegoldventures.com/i/maps/map091808ITFa.pdf

Fence 20 consisted of a single row of 56 vertical holes (holes 815 to 870) drilled to an average depth of approximately 70 feet.  The average spacing between holes was 20 feet, with spacing reduced to 10 feet in areas of intense alteration (which has been shown to correlate well to higher-grade gold mineralization in previous drilling) and extended to 40 feet in areas exhibiting less alteration. Significant intercepts from Fence 20 include:

Fence 20

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (g/tonne)	Gold Grade (oz/ton)
822	0	51	51	0.78	0.023
826	6	60	54	0.52	0.015
836	0	33	33	0.93	0.027
846	0	48	48	0.65	0.019
848	0	78	78	0.53	0.015
855	0	36	36	2.16	0.063
Including	15	18	3	12.51	0.365
857	0	45	45	0.95	0.028
858	0	57	57	0.96	0.028
Including	18	36	18	2.15	0.063
859	0	72	72	1.08	0.032
860	24	69	45	0.87	0.025
861	0	75	75	1.75	0.051
including	60	72	12	6.60	0.192
862	21	48	27	0.98	0.028
863	36	63	27	3.04	0.089
including	51	57	6	9.75	0.284
868	0	69	69	1.25	0.036
including	21	39	18	2.82	0.082
869	18	60	42	0.65	0.019
870	21	24	3	34.29	1.000

The 22 closely spaced RAB holes in Fence 6 South cover a north-south distance of 440 feet.  This fence was designed to further test the southward width of the Scheuyemere shear system and to test for mineralization close to the Dolphin Intrusive that occurs to the south. Significant intercepts from Fence 6 South include

Fence 6 South

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (g/tonne)	Gold Grade (oz/ton)
871	3	69	66	0.61	0.018
872	3	63	60	0.76	0.022
877	12	30	18	1.61	0.047
878	18	24	6	20.60	0.601
885	30	75	45	0.84	0.025
889	15	78	63	0.70	0.020

The 20 closely spaced holes in Fence 19 Extension were drilled to fill in an area where the Tolovana vein was projected to extend based on results from Fences 6 N and 17 N.  The vein was encountered in drill hole 927.  Significant intercepts from Fence 19 Ext include:

Fence 19

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (g/tonne)	Gold Grade (oz/ton)
895	48	60	12	2.30	0.067
927	30	69	39	2.18	0.064
including	45	51	6	10.90	0.318
931	39	78	39	1.03	0.030

The 31 closely spaced holes in Fence 18 South cover a north-south distance of approximately 620 feet.  This fence was designed to further test the southward extension of the Scheuyemere shear system and to explore the area near the fringes of the Dolphin intrusive that occurs south of the Tolovana area.

Fence 18 South

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (g/tonne)	Gold Grade (oz/ton)
907	0	78	78	0.81	0.024
908	3	78	75	1.03	0.030
including	54	57	3	13.20	0.385
909	6	42	36	1.47	0.043
936	27	48	21	1.94	0.056
937	51	60	9	3.59	0.105

With this latest drilling, the gold bearing mineralization - seen as multiple and parallel 75 to 300 foot wide zones at the various locations tested in the eastern area of Cleary Hill - are also being identified in the western part of this area.  Mineralization in this area remains open along strike in both directions and at depth.

True widths of the veins reported in this release are variable, as the orientation of the various mineralized structures encountered throughout the drilling is variable.  Drilling was conducted with an Ingersol-Rand conventional percussion drill. Cuttings were returned up the drill hole with the use of an OEM vacuum drill cuttings collector, and were dropped from a cyclone directly into a sample bag.  Samples were collected every three feet, with the drill bit being pulled off the bottom and the hole cleaned at the completion of each sample interval.  Freegold maintained a geologist and sampler at the drill rig for all drilling to take and log all samples to insure that quality assurance and control procedures are in accordance with 43-101 requirements.  One duplicate assay was conducted in every drill hole and either a blank or a standard was inserted in the sample stream every 10 samples.  Alaska Assay Laboratories in Fairbanks, Alaska was used to analyze the drill cuttings for gold via fire assay analysis plus multi element ICP-AES and ICP-MS analysis using 4 acid digestion.

The Qualified Person with respect to scientific and technical information contained herein is Michael P. Gross, M.S., P. Geo., VP Exploration, Freegold Ventures Limited, who has reviewed and approved the contents of this release.

About Freegold Ventures Limited

Freegold Ventures Limited is a North American exploration and development company with a management team experienced in mine development and production that has a proven track-record in transitioning exploration companies into gold producers.   The Company is currently exploring advanced-stage gold projects in Idaho and Alaska.  Freegold holds a 100% lease interest in the Almaden gold project in Idaho.  This large tonnage epithermal gold deposit was the subject of a feasibility study in 1997 calling for the development of a 95,000 oz/year open pit, heap leach mine.  Freegold has finalized a 54,700-foot drilling program which has successfully identified numerous extensions to the gold mineralization, along with newly identified open-ended areas of molybdenum mineralization. The Company is in the process of generating a new 43-101 resource which will be followed with the commencement of new economic evaluations.  Freegold's 40,100-foot drill program in 2007 continued to discover new high-grade veins and bulk tonnage shear zones on its 93% controlled Golden Summit project outside Fairbanks, Alaska. Historically over 6.75 million ounces have been recovered from streams that drain the Golden Summit project area and an additional 500,000 ounces of lode gold were recovered from past producing mines on the Golden Summit project which is situated less than 5 miles to the north of the +7 million ounce Fort Knox Mine.  Further evaluation and expansion of the mineralization is currently being undertaken with a combination of closely spaced shallow drilling, deeper, systematic core drilling and on-going bulk sampling program using an on-site gravity-based concentration plant.  Drilling in 2008 is also being conducted on the company’s 100% controlled Rob property, where the Company has intersected high-grade gold in near surface quartz veins similar in appearance and grade to those being mined at the nearby 5.6 million ounce Pogo Mine.  Work programs are also planned on the Vinasale property, where the Company has entered into an exploration agreement with option to lease which contains the previously identified Vinasale gold deposit.

On behalf of the Board of Directors

For further information:

Mark Feeney – Investor Relations

“Steve Manz”

1.604.786.2587

Steve Manz, President and C.E.O.

mfeeney@freegoldventures.com

DISCLAIMER - This press release contains "forward-looking information” within the meaning of Canadian securities laws including, without limitation, statements and information regarding the Company’s exploration operations and financing needs.  Such forward-looking information reflects the current expectations or beliefs of the Company. Forward-looking information is subject to a number of risks, assumptions and uncertainties that may cause the actual results of the Company to differ materially from those discussed herein, including the possibility that future exploration results will not be consistent with the Company's expectations, the uncertainties involved in interpreting exploration results, other inherent risks in the mineral exploration and development industry and the possibility that the loan facilities will not be completed or completed on terms not currently contemplated by the Company.  Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other forms of forward-looking information will not be achieved by the Company.  A change in any one of these factors could cause actual events or results to differ materially from those projected in the forward-looking information.  Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, the Company can give no assurance that such expectations will prove to be correct.  Forward-looking statements and information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information.  The forward-looking statements and information are based on a number of assumptions which may prove to be incorrect.  In addition to other assumptions identified herein, the Company has made assumptions regarding, among other things, the ability to conduct exploration activities in a timely manner and in accordance with the Company's drilling program, the availability and costs of financing, the degree of risk that credit approvals may be delayed or withheld, and other risks and uncertainties described elsewhere in this document or in the Company’s other filings with Canadian securities authorities.  Such forward-looking information speaks only as of the date on which it is made and, unless required by applicable securities laws, the Company undertakes no obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. CUSIP: 45953B107

1